UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

CYNOSURE, INC.

(Name of Subject Company)

MINUTEMAN MERGER SUB, INC.

(Offeror)

HOLOGIC, INC.

(Names of Filing Persons)

CLASS A COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

232577205

(CUSIP Number of Class of Securities)

John M. Griffin, Esq.
General Counsel
250 Campus Drive
Marlborough, MA 01752
United States
(508) 263-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.
Benjamin M. Roth, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,651,380,639.80	$191,395.02

*           Estimated for purposes of calculating the filing fee only.  The transaction valuation was calculated by adding the sum of (i) 23,914,023 shares of Class A Common Stock, par value $0.001 per share (the “Shares”), of Cynosure, Inc. (“Cynosure”) outstanding multiplied by the offer price of $66.00 per share, (ii) 370,993 Shares subject to unvested restricted stock units multiplied by the offer price of $66.00 per share, (iii) 268,377 Shares subject to unvested performance stock units (assuming applicable performance criteria were deemed satisfied at maximum performance) multiplied by the offer price of $66.00 per share and (iv) 776,660  Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $66.00 per share, multiplied by $39.73, which is the offer price of $66.00 per share minus the weighted average exercise price for such options of $26.27  per share. The calculation of the filing fee is based on information provided by Cynosure as of February 16, 2017.

**    The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.00011590.

☒      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $191,395.02	Filing Party: Minuteman Merger Sub, Inc. and Hologic, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 22, 2017

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Hologic, Inc., a Delaware corporation (“Parent”), and Minuteman Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Parent, with the Securities and Exchange Commission on February 22, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of Class A Common Stock, par value $0.001 per share (“Shares”), of Cynosure, Inc., a Delaware corporation (“Cynosure”), at a price of $66.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated February 22, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11. Additional Information.

Regulation M-A Item 1011

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended as follows:

The information set forth in Section 16  —  “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by amending and restating the subsection “Certain Litigation” as follows:

“Certain Litigation.  On February 24, 2017, a putative stockholder class action complaint, captioned Joel Rosenfeld IRA v. Cynosure, Inc., et al., Civ. Action No. 17-10309 (D. Mass.) (the “Rosenfeld Action”), was filed in the United States District Court for the District of Massachusetts in connection with the Offer and the Merger, naming as defendants Cynosure and each member of the Cynosure Board.  On March 1, 2017, three additional similar class actions were filed: (i) The Vladimir Gusinsky Rev. Trust v. Cynosure, Inc., et al., Case No. 17-10338, also filed in the United States District Court for the District of Massachusetts (the “Gusinsky Action”), (ii) Edgar Calin v. Michael R. Davin, et al., Case No. 1:17-cv-10349, also filed in the United States District Court for the District of Massachusetts, (the “Calin Action”), and (iii) Daniel Bird v. Cynosure, Inc., et al., Case No. 1:17-cv-00212-SLR, filed in the United States District Court for the District of Delaware (the “Bird Action”) (together the four actions are referred to as the “Actions”).  The complaints in both the Bird Action and the Gusinsky Action named as defendants Cynosure and each member of the Cynosure Board.  The Gusinsky complaint additionally named Parent and Purchaser.  The complaint in the Calin Action named each member of the Cynosure Board, Parent, and Purchaser.

The complaints in the Actions, among other things, criticize the proposed transaction price as inadequate and allege that Cynosure and the Cynosure Board omitted certain allegedly material information from the Recommendation Statement in violation of the Securities

Exchange Act of 1934, as amended (the “Exchange Act”), and related SEC regulations.  The alleged omissions generally relate to (i) certain of Cynosure’s projections, (ii) certain data and inputs underlying the financial valuation analyses, and (iii) the background of the merger process. The Gusinsky Action further alleges that Parent and Purchaser were “controlling persons” of the Company and the Company Board with respect to such omissions.

The Actions collectively seek the following relief:  (i) maintaining the Actions as a class action, certifying the plaintiff as the class representative, and certifying the plaintiff’s counsel as class counsel, (ii) preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Offer and the Merger, (iii) directing the individual defendants to file a solicitation statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, (iv) declaring that the defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder, (v) in the event defendants consummate the Offer and the Merger, rescinding it and setting it aside or awarding rescissory damages, (vi) directing the individual defendants to account to plaintiff and the class for all damages suffered, (vii) awarding appropriate costs, attorneys’ fees, and experts’ fees, and (viii) granting such other and further relief as the court may deem just and proper.

Cynosure and its directors believe that all three of these lawsuits are without merit.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2017

MINUTEMAN MERGER SUB, INC.

By:	/s/ John M. Griffin
Name:	John M. Griffin
Title:	President

HOLOGIC, INC.

By:	/s/ John M. Griffin
Name:	John M. Griffin
Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 22, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)

Joint Press Release issued by Hologic, Inc. and Cynosure, Inc. on February 14, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hologic, Inc. with the Securities and Exchange Commission on February 14, 2017).*

(a)(1)(F)

Presentation of Hologic, Inc. — Acquisition of Cynosure, dated February 14, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Hologic, Inc. with the Securities and Exchange Commission on February 14, 2017).*

(a)(1)(G)

Transcript of Investor Call dated February 14, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Hologic, Inc. with the Securities and Exchange Commission on February 14, 2017).*

(a)(1)(H)	Summary Advertisement as published in The New York Times on February 22, 2017.*

(a)(1)(I)	Notice to Participants in the Cynosure 401(K) Plan*

(b)	None.

(d)(1)

Agreement and Plan of Merger, dated as of February 14, 2017, by and among Cynosure, Inc., Minuteman Merger Sub, Inc. and Hologic, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Hologic, Inc. with the Securities and Exchange Commission on February 14, 2017).*

(g)	None.

(h)	None.

* Previously filed.